# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Boeing Company, CIK 0000012927
CUSIP: 097023105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 929 LONG BRIDGE DRIVE, ARLINGTON, United States (X1), 22202
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001422848-25-000036
Filed by CIK 0001422848

## Reporting persons
- Capital Research Global Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 34,835,945; shared voting power 0; sole dispositive power 34,849,376; shared dispositive power 0; aggregate amount beneficially owned 34,849,376 (4.6% of the class)

## Item 1. Issuer
Name of issuer: The Boeing Company
Address of issuer's principal executive offices: 929 LONG BRIDGE DRIVE, ARLINGTON, VA 22202

## Item 2. Person Filing
Name of person filing: Capital Research Global Investors
Address of principal business office or, if none, residence: 333 South Hope Street, 55th Fl, Los Angeles, CA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
34,849,376 **

**Capital Research Global Investors ("CRGI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors." CRGI is deemed to be the beneficial owner of 34,849,376 shares or 4.6% of the 754,147,571 shares believed to be outstanding. Shares reported include 406,339 Convertible Preferred Stocks, which represent 142,097 Common Stock.
Percent of class: 4.6
Sole power to vote or to direct the vote: 34,835,945
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 34,849,376
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital Research Global Investors: Jae Won Chung, Vice President and Senior Counsel II, Capital Research and Management Company (08/05/2025)